December 23, 2008
VIA EDGAR TRANSMISSION (CORRESP.)
Mr. John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-0404

Re:	Masco Corporation
Form 10-K for the year ended December 31, 2007
Filed February 22, 2008
File No. 1-5794
Dear Mr. Hartz:
I am writing to respond to your comment letter dated December 18, 2008, relating to the captioned filing.
Form 10-Q for the quarterly period ended September 30, 2008
Note G., page 10
1.	We note your response to our prior comment two. Given that an other-than-temporary impairment of your private equity investments could have a significant impact on your results, we urge you to revise future filings to include a more comprehensive discussion regarding how you have considered current market conditions in your impairment analysis. This is particularly important now in light of global market declines that have occurred in the fourth quarter of 2008. While we acknowledge that you are in the best position to determine whether an other-than-temporary charge should be recorded, we also believe that it is important for an investor to understand how the overall market environment impacts the value of your investments. Therefore, please revise future filings to present a discussion of the material assumptions underlying your impairment assessment and to provide sensitivity information regarding how changes in those assumptions could impact the value of your investments. Please tell us your intentions with regard to this matter.
Response: In future filings, we will provide additional disclosure of how we consider current market conditions in determining if a triggering event has occurred and the material assumptions underlying our impairment assessment. We will also provide a sensitivity analysis on the material assumptions including both qualitative and quantitative disclosures, when applicable.

In connection with our responses to the Staff’s comments, I acknowledge, on behalf of Masco Corporation, that:
Masco Corporation is responsible for the adequacy and accuracy of the disclosures in its filings;
Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
Masco Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions or comments, please contact me at 313 792-6044.
Sincerely,
/s/ John G. Sznewajs
John G. Sznewajs
Vice President, Treasurer and
Chief Financial Officer